LOCK-UP AGREEMENT

__________, 2007

ProElite, Inc.
12121 Wilshire Boulevard, Suite1001
Los Angeles, CA 90025
Attention:	Chief Executive Officer Chief Financial Officer

Gentlemen:

This Lock-Up Agreement is entered into by the undersigned for the benefit of Hunter World Markets, Inc. The undersigned is the owner of [an option to purchase _____shares of common stock, par value $0.0001, at $______per share under the 2006 Stock Option Plan]1[a warrant to purchase ______shares of common stock, par value $0.0001, at an exercise price of $____ per share]2[ _____ shares of common stock, par value $0.0001] 3 (the “Covered Securities”) of ProElite, Inc., a New Jersey corporation (the “Company”).

The undersigned hereby agrees that, during the period beginning on the date hereof  (the “Effective Date”) and ending on the date that is 18 months after the date the Company receives notification by the Securities and Exchange Commission that the registration statement required to be filed by the Company pursuant to that certain Registration Rights Agreement between the Company and the investors of the Company’s private placement offering on June 30, 2007 (the “Registration Statement”) has been declared effective (the “Lock-Up Period”), the undersigned will not: (1) sell, transfer, assign, pledge or hypothecate any Covered Securities, unless it is to an individual, entity or charity that agrees to be subject to the terms and conditions of this Lock-Up Agreement or (2) subject the Covered Securities to any hedging, short sale, derivative, put, or call transactions that would result in the effective economic disposition of the Covered Securities by any person (the “Lock-Up”).

Notwithstanding the foregoing:

1.    The Lock-Up shall not apply during the period that the sales price per share of common stock is at least $15.00, provided (A) the Registration Statement has been declared effective by the Securities and Exchange Commission and is then still effective and (B) the shares of the Company’s common stock are then listed on the Nasdaq Stock Market or the American Stock Exchange.

2.    The Lock-Up shall not prevent transactions where the transferee agrees to be bound by the terms of this Lock-Up Agreement.

1 For option holders only
2 For warrant holders
3 Only applicable to the shareholders in the initial lock-up.

[3.   This Lock-Up Agreement shall terminate upon receipt of a written notice from Hunter World Markets, Inc. requesting the Company to release a portion or all of the Covered Securities from the provisions of this Lock-Up Agreement. Such notice shall be attached to this Lock-Up Agreement.]4

The obligations of the undersigned that are contained in this letter agreement also apply (i) to all Covered Securities that the undersigned may receive as a stock dividend or other distribution on the Covered Securities and (ii) to all other securities of the Company that the undersigned may receive in a recapitalization or similar transaction in exchange for Covered Securities acquired by the undersigned.

The undersigned consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Covered Securities except in compliance with the preceding provisions of this Lock-Up Agreement. The undersigned also consents to the placement of the following legend on any and all stock certificates that evidence the Covered Securities which are the subject of this Lock-Up Agreement:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THAT CERTAIN LOCK-UP AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDERS NAMED THEREIN, DATED AS OF [_______], 2007. A COPY OF THE LOCK-UP AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE COMPANY.”

4 Only applicable to the shareholders in the initial lock-up.

Very truly yours,

Shareholder Name:
Number of Covered Securities:
ACCEPTED:

ProElite, Inc.

By:
Douglas DeLuca, Chief Executive Officer